UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

JER Investors Trust Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46614H301

(CUSIP Number)

Joseph E. Robert, Jr.

JER Investors Trust Inc.

1650 Tysons Boulevard

Suite 1600

McLean, VA 22102

(703) 714-8000 (phone)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46614H301	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

JER Commercial Debt Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

335,000
8. Shared Voting Power

0
9. Sole Dispositive Power

335,000
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

335,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

1.3%
14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 46614H301	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

J.E. Robert Company, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

335,000
9. Sole Dispositive Power

0
10. Shared Dispositive Power

335,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

335,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

1.3%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 46614H301	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

J&L Blend, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

659,792
8. Shared Voting Power

0
9. Sole Dispositive Power

659,792
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

659,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

2.5%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 46614H301	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

J&L Blend-I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

659,792
9. Sole Dispositive Power

0
10. Shared Dispositive Power

659,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

659,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

2.5%
14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 46614H301	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Robert Family Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

659,792
9. Sole Dispositive Power

0
10. Shared Dispositive Power

659,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

659,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

2.5%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 46614H301	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Robert Family Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

659,792
9. Sole Dispositive Power

0
10. Shared Dispositive Power

659,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

659,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

2.5%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 46614H301	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Joseph E. Robert, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

1,420,898
8. Shared Voting Power

2,415,690
9. Sole Dispositive Power

1,420,898
10. Shared Dispositive Power

2,415,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,415,690
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

9.3%
14.	Type of Reporting Person (See Instructions)

IN

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Statement”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 9, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on August 22, 2006 and Amendment No. 2 to Schedule 13D filed with the Commission on March 28, 2007, and relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of JER Investors Trust Inc., a Maryland corporation (the “Company”). The address of the principal executive offices of the Company is 1650 Tysons Boulevard, Suite 1600, McLean, VA 22102.

Item 2. Identity and Background

(a)-(c); (f). The persons filing this statement are JER Commercial Debt Advisors LLC (“Manager”), J.E. Robert Company, Inc. (“JER Inc.”), Robert Family Inc. (“RFI”), Robert Family Partnership, L.P. (“RFPLP”), J&L Blend-I, LLC (“J&LBLLC”), J&L Blend, L.P. (“Blend” and together with Manager, JER Inc., RFI, RFPLP and J&LBLLC, the “Robert Entities”) and Mr. Joseph E. Robert, Jr. (together with the Robert Entities, the “Reporting Persons”). The principal business address and principal office for the Reporting Persons is c/o JER Investors Trust Inc., 1650 Tysons Boulevard, Suite 1600, McLean, VA 22102.

Mr. Robert owns a majority of the outstanding equity interests of Manager. Mr. Robert owns 100% of JER Inc. Mr. Robert is the Chief Executive Officer and Chairman of Manager and the Company. Mr. Robert is the president and 100% owner of RFI, which is the general partner of RFPLP. RFPLP is the manager and a member of J&LBLLC. J&LBLLC is the general partner of Blend. As a result of Mr. Robert’s direct or indirect ownership of and positions, as applicable, with the Robert Entities, Mr. Robert is in a position to directly and indirectly determine the investment and voting decisions made by the Robert Entities.

Manager is primarily in the business of acting as the manager of the Company. JER Inc. is primarily in the business of real estate investment management. Blend is primarily engaged in the business of holding investments, including securities. RFPLP is primarily engaged in acting as the manager of J&LBLLC. RFI is primarily engaged in acting as the general partner of RFPLP and holding and investing in securities. J&LBLLC is primarily engaged in acting as the general partner of Blend. Mr. Robert’s present principal occupation or employment is (i) owning JER Inc., through which Mr. Robert indirectly directs and manages the investments of JER Inc. and its affiliates and (ii) acting as Chief Executive Officer and Chairman of the Board for JER Inc., the Manager and the Company.

The name, citizenship and business address of each director and executive officer of Manager, JER Inc., RFI, RFPLP, J&LBLLC and Blend are set forth in Schedule A hereto.

(d)-(e). None of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Contribution

The Reporting Persons have purchased or acquired the shares of Common Stock described in this Statement through personal funds, in the case of Mr. Robert, working capital, in the case of Blend and other sources in the case of Manager.

Mr. Robert directly owns 1,420,898 shares of Common Stock, 624,400 of which were purchased with personal funds in the open market during the period from May 11, 2007 through August 16, 2007.

Mr. Robert indirectly owns 335,000 shares of Common Stock through Manager, which were granted to Manager pursuant to the Company’s Nonqualified Stock Option and Incentive Award Plan prior to the Company’s initial public offering.

Mr. Robert indirectly owns 659,792 shares of Common Stock through Blend, J&LBLLC, RFPLP and RFI, 68,500 of which were purchased with working capital in the open market on August 16, 2007.

The aggregate purchase price of the shares purchased by the Robert Entities and Mr. Robert during the period from May 11, 2007 through August 16, 2007 was $7,055,662.35.

Item 4. Purpose of Transaction

Mr. Robert is presently the Chief Executive Officer and Chairman of the Board of Directors of the Company. Mr. Robert intends to continue to participate in the management and operations of the Company. The Reporting Persons purchased or received the shares of Common Stock beneficially owned by them for investment purposes or pursuant to the Stock Incentive Plan. Depending on market conditions, economic conditions and any other relevant factors, the Reporting Persons may alter their holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions. The Reporting Persons intend to evaluate their holdings in the Company on a continual basis. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a). As of the close of the business on August 16, 2007: (i) the Robert Entities were deemed to beneficially own, in the aggregate, 994,792 shares of Common Stock, representing approximately 3.8% of the Company’s outstanding Common Stock; and (ii) Mr. Robert owned 1,420,898 shares of Common Stock, representing approximately 5.5% of the Company’s outstanding shares of Common Stock.

None of the Reporting Persons owns or has any rights to acquire, directly or indirectly, any shares of Common Stock.

(b). Each of RFI, RFPLP and J&LBLLC, by virtue of their relationship to Blend (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 659,792 shares of Common Stock that Blend owns. Each of RFI, RFPLP and J&LBLLC disclaims beneficial ownership of such shares of Common Stock for all other purposes. JER Inc., by virtue of its relationship to Manager (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 335,000 shares of Common Stock that Manager owns. JER Inc. disclaims beneficial ownership of such shares of Common Stock for all other purposes. Mr. Robert, by virtue of his relationship to the Robert Entities (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 994,792 shares of Common Stock that the Robert Entities own. Mr. Robert disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(c). During the past 60 days, Mr. Robert and Blend purchased 593,700 shares and 68,500 shares of common stock, respectively, with personal funds and working capital, respectively, in the open market.

(d). Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed As Exhibits

Exhibit A. Joint Filing Agreement of the Registrants

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007

JER COMMERCIAL DEBT ADVISORS LLC

By:	/s/ Joseph E. Robert, Jr.
Name:	Joseph E. Robert, Jr.
Title:	Chief Executive Officer and Chairman

J.E. ROBERT COMPANY, INC.

By:	/s/ Joseph E. Robert, Jr.
Name:	Joseph E. Robert, Jr.
Title:	Chief Executive Officer and Chairman

ROBERT FAMILY INC.

By:	/s/ Richard A. Harkins
Name:	Richard A. Harkins
Title:	Vice President

ROBERT FAMILY PARTNERSHIP, L.P.

By:	Robert Family Inc., its general partner

By:	/s/ Richard A. Harkins
Name:	Richard A. Harkins
Title:	Vice President

J&L BLEND-I, LLC

By:	Robert Family Partnership, L.P., its Manager

By:	Robert Family Inc., its General Partner

By:	/s/ Richard A. Harkins
Name:	Richard A. Harkins
Title:	Vice President

J&L BLEND, L.P.

By:	J&L Blend-I, LLC, as general partner

By:	Robert Family Partnership, L.P., its Manager

By:	Robert Family Inc., its General Partner

By:	/s/ Richard A. Harkins
Name:	Richard A. Harkins
Title:	Vice President

/s/ Joseph E. Robert, Jr.
Joseph E. Robert, Jr.

Schedule A

Directors and Executive Officers

The following sets forth the name, position, and principal occupation of each director and executive officer of Manager, JER Inc., RFI, RFPLP, J&LBLLC and Blend. Each such person is a citizen of the United States of America. The business address of each of Messrs. Robert, Ward, Harkins, Cunningham, Weiss, Belcher, Yoon, Krejca, Gilbert, Smith and McGillis and Ms. Harmon is 1650 Tysons Boulevard, Suite 1600, McLean, VA 22102. Unless as otherwise indicated, to the best of the Registrant’s knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of the Registrants own any Shares of the Company.

J&L Blend, L.P.

Name	Title
J&L Blend-I, LLC	General Partner

J&L Blend-I, LLC

Name	Title
Robert Family Partnership, L.P.	Manager

Robert Family Partnership, L.P.

Name	Title
Robert Family Inc.	General Partner

Robert Family Inc.

Name	Title	Company Shares Owned
Joseph E. Robert, Jr.	Director and President	2,415,690
Richard A. Harkins	Vice President and Secretary
Bruce T. Cunningham, Jr.	Treasurer and Assistant Secretary	2,000

JER Commercial Debt Advisors, LLC

Name	Title	Company Shares Owned
Joseph E. Robert, Jr.	Chairman and CEO	2,415,690
Mark S. Weiss	Managing Director	130,000
Keith W. Belcher	Managing Director	30,000
Tae-Sik Yoon	Managing Director, CFO and Treasurer	25,000
Daniel T. Ward	Senior Managing Director and General Counsel	3,500
Kenneth D. Krejca	Director	9,167

J.E. Robert Company, Inc.

Name	Title	Company Shares Owned
Joseph E. Robert, Jr.	Chairman and CEO	2,415,690
Deborah L. Harmon	President and Chief Investment Officer	190,911
Tae-Sik Yoon	Managing Director and CFO	25,000
Mark S. Weiss	Managing Director	130,000
Keith W. Belcher	Managing Director	30,000
J. Michael McGillis	Chief Financial Officer – Equity Management	7,500
Alex P. Gilbert	Principal	6,167
James W. Smith III	Principal	20,000
Daniel T. Ward	Managing Director and General Counsel	3,500

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of JER Investors Trust Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 16th day of August, 2007.

JER COMMERCIAL DEBT ADVISORS LLC

By:	/s/ Joseph E. Robert, Jr.
Name:	Joseph E. Robert, Jr.
Title:	Chief Executive Officer and Chairman

J.E. ROBERT COMPANY, INC.

By:	/s/ Joseph E. Robert, Jr.
Name:	Joseph E. Robert, Jr.
Title:	Chief Executive Officer and Chairman

ROBERT FAMILY INC.

By:	/s/ Richard A. Harkins
Name:	Richard A. Harkins
Title:	Vice President

ROBERT FAMILY PARTNERSHIP, L.P.

By:	Robert Family Inc., its general partner

By:	/s/ Richard A. Harkins
Name:	Richard A. Harkins
Title:	Vice President

J&L BLEND-I, LLC

By:	Robert Family Partnership, L.P., its Manager

By:	Robert Family Inc., its General Partner

By:	/s/ Richard A. Harkins
Name:	Richard A. Harkins
Title:	Vice President

J&L BLEND, L.P.

By:	J&L Blend-I, LLC, as general partner

By:	Robert Family Partnership, L.P., its Manager

By:	Robert Family Inc., its General Partner

By:	/s/ Richard A. Harkins
Name:	Richard A. Harkins
Title:	Vice President

/s/ Joseph E. Robert, Jr.
Joseph E. Robert, Jr.